FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

For

Facible BioDiagnostics, Inc.

A Delaware Corporation

I.R.S EIN: 882039154

Facible BioDiagnostics, Inc.

366 SW 5th Ave, Ste. 104

Meridian, ID 83642

Phone: (208) 757-6996

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a statement by the management regarding the period of January 1, 2022 through June 30, 2022. The following balance sheets were prepared by the Company.

Item 1. Management's Discussion and Analysis of the Financial Condition and Results of Operations.

The following is a discussion of the financial condition of the Company. On April 25, 2022 the Company executed a conversion from FACible BioDiagnostics LLC, a Delaware limited liability company, to Facible BioDiagnostics, Inc. a Delaware Corporation.

Components of Results of Operations

The following discussion of our financial conditions and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. The Company’s actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022.

Revenue/Net Loss from Operating Activities

The Company is, and has been, solely focused on further development of the Q-LAAD Technology. As of the date of this report, the Company has never been profitable. In first half 2021(through June 30,2021) the Company had a Net loss of $1,166,183. In first half 2022 (through June 30, 2022) the Company had a Net Loss of $828,877.

Loss from operations decreased by $337,306. This decrease comes from the decreased labor costs to reduce sales resources and move resources to product development.

As of the date of this report, the Company has not had revenues.

Operating Expenses

The Company classifies its Operating Expenses as research and development, salaries, contractor, and other compensation, depreciation and amortization, general and administrative, rent, legal and accounting, utilities and insurance, marketing and advertising, travel, and other expenses. In the first half 2021 (through June 2021) the Company had Operating Expenses totaling $1,166,183. In the first half 2022 (through June 2022) the Company had Operating Expenses totaling of $828,877. This represents a decrease in Operating Expenses of $337,306 or 28.9%. This decrease comes from the decreased labor costs to reduce sales resources and move resources to product development. Additional resources were provided for fundraising expense.

Research and Development Expense

The Company’s research and development efforts are focused on the continued development of in-vitro BioDiagnostics, including in preparation of human clinical trials. Research and development expenses consist primarily of materials, equipment, and manufacturing costs to design, develop, and test the in-vitro BioDiagnostics in clinical settings. Also included are parts, tools and equipment acquired to produce prototypes for testing.

In the first half 2022 (through June 30, 2022), the Company spent $182,066 on research and development expenses. In the first half 2021 (through June 30, 2021), the Company spent $210,412 on research and development expenses. This represents a decrease of $28,346 or -13.5%. The reason for this decrease is increased research and development activities by the Company in the first half 2022 less consumables for research phase Facible’s pipeline construction.

The Company anticipates that the Company will increase these expenses significantly upon a successful Offering as the Company will receive emergency use authorization by the FDA prior to the traditional IVD approval pathway.

Salaries and benefits

In the first half 2022 (through June 30, 2022), the Company spent $213,887 on salaries, contractor and other compensation expenses. In the first half 2021 (through June 30, 2021), the Company spent $738,126 on salary and benefit expenses. This represents a decrease of $524,239 or 71%. The reason for this decrease is the reduction of staffing and consultants based on shifted focus towards research and development and away from manufacturing and sales.

Restricted Stock Units

Between April 1, 2019 and February 5, 2021, the Company issued 5,240,420 profits interests (to members and service providers of the Company.  These profits interests were issued with the intent that they would be treated as “profits interests” within the meaning of Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Revenue Procedure 2001-43, 2001-34 I.R.B.191, and any Treasury Regulations, revenue rulings or procedures, notices or other guidance governing transfer of partnership equity in connection with the performance of services. These profits interests are discussed in the Company’s financial statements in Note I to the balance sheet.

On April 25, 2022 the Board of Directors ratified a 1:1 conversion of the LLC’s previous incentive units (issued January 2020) to restricted stock units (“RSUs”) for holders of the previous LLC incentive units. These RSUs are convertible into Class A Common Stock Shares at a conversion rate of 1:1 or at the fair market value of one Share of Class A Common Stock. Additionally, the Board authorized the grant of additional RSUs to Steve Burden, Brent Fawson and Clementine Bohachek. The total number of RSUs granted to these three persons equaled 981,730.

On October 7, 2021, the Company filed a Form 8832 with the Internal Revenue Service (“IRS”) requesting late election relief and electing to be taxed as a C-Corporation effective January 1, 2020.  The IRS subsequently accepted the Company’s Form 8832 converting the Company’s tax status from a partnership to a C-Corporation effective January 1, 2020.  As a result of this late tax election, a technicality occurred causing the profits interests to either extinguish or to be void ab initio.  This is because profits interests are a creature of partnership tax law and the Company elected retroactively to be treated as a C-Corporation for tax purposes.

In an attempt make these profits interest holders whole, the Company issued a total of 5,240,420 RSUs to these individuals pursuant to its 2022 Stock Option and Equity Incentive Plan.  The Restricted Stock Unit Agreements memorializing the grants included a liability waiver related to the profits interests being extinguished or void, but the liability waiver may be limited by applicable law.  As such, the Company cannot and has not eliminated all possible liability exposure related to the profits interests.

Liquidity and Capital Resources

As of June 30, 2022, the Company had cash of $214,297, total assets of $1,194,324. On June 30, 2021, the Company had cash of $311,379 total assets of $1,001,467. This represents a decrease in $70,082 or 22.5% in cash and an increase of $192,857 (or 19.2%) in total assets.

The Company will have additional capital requirements during fiscal year 2022 to conduct the human clinical testing and execute the other anticipated uses of the Proceeds as stated in the Offering Circular Post Qualification Amendment (filed September 20, 2022). Therefore, the Company will attempt to raise additional capital through the sale of its securities in this Regulation A+ offering. The Company’s initial offering is for a maximum of 6,896,552 Common Shares at price of $5.80 per Share, with potential aggregate gross Proceeds of $40,000,000.

There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future capital requirements. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce, delay, scale back or discontinue the development of its technologies and patents or discontinue operations completely.

Item 2. Other Information

On April 25, 2022 the Company executed a conversion from FACible BioDiagnostics LLC (“Facible LLC”), a Delaware limited liability company, to FACible BioDiagnostics, Inc. a Delaware Corporation by filing a Certificate of Conversion with the Delaware Secretary of State.

The Company has authorized 121,159,379 shares of common stock, $0.001 par value per share (the “Common Stock”), consisting of (1) 102,384,379 Shares of Class A Common Stock, 29,346,045 Shares of which were issued and outstanding immediately after the Conversion; and, (2) 18,775,000 shares of Class B Common Stock all of which were issued and outstanding immediately after the Conversion (hereinafter “Class A Shares” and “Class B Shares”, respectively).

The Company has authorized 18,840,621 shares of Series A Preferred Stock, $0.001 par value per share (the “Preferred Stock”), 18,840,621 (Preferred) shares of which were issued were issued and outstanding immediately after the Conversion.

The Company has reserved 12,583,654 Shares of Class A Common Stock for issuance to Officers, Directors, employees, and consultants of the Company pursuant to Stock Option and Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders. None of such reserved Shares of Class A Common Stock are issued and outstanding as of the date of the most recent Form 1-A.

Prior to the conversion to a corporation, the Company raised approximately $4,790,000 from third-party investors in exchange for Simple Agreements for Future Equity (a “SAFEs”). To eliminate these SAFEs prior to the current Offering, the Company authorized 18,840,621 Shares of Series A Preferred Stock concurrent to the conversion to a corporation. In this Certificate of Designation, the Company indicated that 18,840,621 shares of Series A Preferred Stock was issuable to each holder of a Modified Simple Agreement for Future Equity of the Company which collectively had an aggregate original issue price of $4,790,000, in exchange for such holders’ cancellation and conversion of each outstanding SAFE.

FACible BioDiagnostics, Inc.

Balance Sheets

As of June 30, 2022 and 2021

	2022	2021
ASSETS
Current assets:
Cash	$214,297	$311,379
Prepaid expenses	109,311	—
Inventory	88,304	103,347
Total current assets	411,912	414,727

Non-current assets:
Property and equipment, net of accumulated depreciation	668,098	531,109
Intangible assets, net of accumulated amortization	114,315	55,632
Total assets	$1,194,324	$1,001,467
LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$17,620	$43,368
Accrued payroll liabilities	158,632	48,333
Total current liabilities	176,252	91,701

Long-term liabilities:
SAFE liabilities	—	3,573,500
Total liabilities	176,252	3,665,201

Members’ deficit
Company Stock (Preferred, par $0.001)	20,741	—
Additional Paid-In Capital	9,463,899	—
Common units	462,982	255,999
Accumulated deficit	(8,929,550)	(2,889,732)
Total members’ deficit	1,018,072	(2,663,733)
Total liabilities and members’ deficit	$1,194,324	$1,001,467

P&L

FACible BioDiagnostics LLC
Statements of Operations

For the Six Months Ended June 30, 2022 and 2021

	2022	2021
Sales	$-	$-
Sales Discounts	-	-

Net Income	-	-
Expenses:
Research and development	182,066	210,412
Salaries, contractor and other compensation	213,887	738,126
Depreciation and amortization	97,960	61,066
General and administrative	54,982	62,024
Rent	36,036	35,206
Legal and accounting	107,049	27,371
Utilities and insurance	6,590	8,743
Marketing and advertising	126,410	9,823
Travel	6,030	5,700
Other expense	617	7,711
Total expenses	831,627	1,166,183

Loss from operations	(831,627)	(1,166,183)

Other income/ (Loss)	2,750	0

Net loss	$(828,877)	$(1,166,183)

FACible BioDiagnostics LLC

Statements of Changes in Members’ Deficit

For the Six Months Ended June 30, 2022 and 2021

	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital Amount	Common Units Shares	Common Units Amounts	Accumulated Deficit	Total
Net loss	—	—	—	—	—	(1,166,183)	(1,166,183)
Balance at June 30, 2021	—	$—	$—	20,316,250	$225,999	$(2,889,732)	$(2,663,733)

Balance at December 31, 2021	—	—	—	21,626,355	462,982	(8,100,673)	(7,637,691)

SAFE notes conversion ($0.001 par)	18,840,610	18,841	9,463,899				9,482,740

Shares sold ($0.001 par)	1,900,000	1,900	—				1,900

Net loss						(828,877)	(828,877)

Balance at June 30, 2022	20,740,610	$20,741	$9,463,899	21,626,355	$462,982	$(8,929,550)	$1,018,072

FACible BioDiagnostics LLC

Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

Cash flows from operating activities:	2022	2021
Net loss	$(828,877)	(1,166,183)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization expense	97,960	61,066
Change in cash due to changes in operating assets and liabilities:
Accounts Receivable	—	—
Accounts Payable	(73,403)	(33,764)
Accrued payroll liabilities	(15,006)	25,011
Prepaid expenses	(15,811)	—
Inventory	(11,447)	(87,213)
Other	(2,725)
Net cash used by operating activities	(849,309)	(1,201,084)

Cash flows from investing activities:
Purchase of property and equipment	(63,683)	(131,192)
Investment in intangible assets	(3,725)	0
Net cash used by investing activities	(67,408)	(131,192)

Cash flows from financing activities:
Proceeds from the issuance of SAFE liabilities	680,000	1,575,000
Proceeds from the sale of preferred stock, par value	1,900	—
Net cash provided by financing activities	681,900	1,575,000

Net change in cash	(234,817)	242,724
Cash, beginning of reporting period	449,114	68,655
Cash, end of reporting period	$214,297	$311,379

Supplemental and non-cash disclosures
Cash paid for income taxes	$—	$—
Cash paid for interest	$—	$—

Note A – Nature of Business

FACible BioDiagnostics, Inc. (“the Company”) is a corporation organized and existing under the Delaware General Corporation Law. The Company was organized on April 25, 2022 by conversion of FACible BioDiagnostics LLC. The Company is engaged in the business of researching, developing, designing, manufacturing, marketing, distributing and selling biodiagnostics.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit. The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. At June 30, 2022 and 2021, there were no cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of demand deposits with a financial institution in excess of the $250,000 limit insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company does not believe it is exposed to any significant credit risk with respect to cash. As of June 30, 2022 and 2021, the Company had $0 and $61,379 in cash in excess of FDIC limits, respectively.

Inventory

Inventory consists of raw materials for our Q-LAAD SARA-CoV-2 test. is stated at the lower of cost or net realizable value, determined by the first-in, first-out method. Due to nature of the inventory, management does not believe a reserve is necessary for slow-moving or obsolete inventory at June 30, 2022 and 2021.

Prepaid Equity Raise Costs

The Company capitalizes all costs directly related to a specific equity raise and offsets them against proceeds of the raise when the raise is completed. The Company had a balance of approximately $93,500 in prepaid equity raise costs that are included in prepaid expenses on the accompanying balance sheets as of June 30, 2022. Management has reviewed the costs and has determined they are realizable.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The Company uses an estimated useful life of five years for lab equipment and seven years for furniture. Leasehold improvements are amortized over the shorter of the lease-term or the estimated useful life of the related asset.

Intangible Assets

The Company accounts for intellectual capital, development costs and website development as intangible assets. Intellectual capital is amortized on a straight-line basis over 15 years. Development costs we are amortized on a straight-line basis over their estimated useful lives.

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually.

Revenue Recognition

As the Company has not begun selling its products, there was no operating revenue for the six months ending June 30, 2022 and 2021.

Grant Income

The Company participates in research funded through grants, and recognizes the income for this research when the services are provided.

Research and Development

Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include compensation, employee benefits, and incentive unit-based compensation for employees, as well as fees paid to outside consultants. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with ASC 730, Research and Development.

Advertising

Advertising costs are expensed when incurred. Advertising expense totaled approximately $127,000 and $10,000 for the six months ended June 30, 2022 and 2021, respectively.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of June 30, 2022 and 2021. The Company’s 2019-2021 tax years are open for examination for federal and state taxing authorities.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has a relatively short history. For the six months ended June 30, 2022 and 2021, respectively, the Company incurred net losses of approximately $828,877 and $1,166,183.  The net cash used in operating activities for six months ended June 30, 2022 and 2021, respectively, totaled $849,309 and $1,201,084. Certain employees have agreed to defer their salary for a period of time. The Company has accrued the deferred payments. As of June 30, 2022 and 2021, respectively, the Company’s total payroll liability is $158,632 and $48,333. These matters raise doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing. Management plans to sell shares of common stock through private and public offerings. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Property and Equipment

Property and equipment consisted of the following as of June 30, 2022 and June 30, 2021:

	2022	2021
Furniture	$20,600	$20,600
Lab equipment	907,873	609,671
Leasehold improvements	19,866	19,866
	948,338	650,136
Less: accumulated depreciation	(280,240)	(119,027)
Property and equipment, net	$668,098	$531,109

For the six months ended June 30, 2022 and 2021, respectively, total depreciation expense was $92,781 and $59,130.

Note E – Intangible Assets

Intangible assets consisted of the following as of June 30:

	2022	2021
Patents	$110,990	$49,445
Website development	11,972	9,237
Intellectual Property	990	—
	123,952	58,682
Less: accumulated amortization	(9,637)	(3,050)
Intangible assets, net	$114,315	$55,632

For the six months ended June 30, 2022 and 2021, respectively, total amortization expense was $5,179 and $1.936.

The following is a schedule of the estimated amortization expense for intangible assets over the remaining useful life:

12 months ending June 30:
2022	$11,223
2023	11,223
2024	9,684
2025	8,144
2026	8,144
Thereafter	65,897
$114,315

Note F – SAFE Contracts

From 2019-2021, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed an investor to make an upfront payment for the future right to certain units of the Company’s Membership Interests. The terms of the SAFE agreement contemplated conversion to SAFE Units with the following conditions:

•	2019 SAFE agreements had a post-money valuation cap of $3,000,000 and/or a discount rate of 80%. Several of the SAFE agreements also had a royalty payment.
•	2220 SAFE agreements had a post-money valuation cap of $8,000,000 and/or a discount rate of 80%.
•	2021 SAFE agreements had a pre-money valuation cap of $20,000,000 and/or a discount rate of 80%
•	The 2019 SAFE agreement was amended in 2021 to define the SAFE Price as $0.08 per SAFE Preferred Unit
•	The 2020 SAFE agreement was amended in 2021 to define the SAFE Price as $0.21 per SAFE Preferred Unit

As of June 30, 2022 SAFE contracts were converted into preferred stock. As a result of this conversion, the 18,840,610 preferred units were outstanding as of June 30, 2022.

Note G – Members’ Deficit

The Company is authorized to issue two classes of stock to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock of all classes of capital stock that the corporation is authorized to issue is 140,000,000 shares.

The Company has adopted the 2022 Stock Option and Equity Incentive Plan pursuant to which awards of Restricted Stock Units may be granted. As of June 30, 2022 the Company granted 6,824,074 restricted stock units.

Note H – Operating Leases – (See my Excel spreadsheet - Footnotes tab)

The Company had an operating agreement for the use of a facility with an initial term of one year that expired in July 2020. Beginning in May 2020, the Company entered into an agreement to lease their office and shop facilities through May 2025. Total lease expense for the six months ended June 30, 2022 and 2021, respectively, was approximately $36,000 and $35,000.

The obligations under these operating leases that have remaining terms in excess of one year are as follows as of June 30, 2022:

2023	58,432
2024	60,192
2025	51,410
170,034

FACible BioDiagnostics, Inc.

Financial Results for Six Month ended June 30, 2022, Compared to Same Period Last Year

Statement of Operations:

The total operating expenses for six months ended June 30, 2022, were $831,627, down $334,556 or 29%, from the same period last year of $1.2 million. The reduction in operating expenses consisted primarily of lower employee, consulting, and related payments, partly offset by increases in expenses related to fund raising. More specifically, the salaries, contractor, and other compensation for YTD June 30, 2022, was $213, 887, down $524,239, or 71% compared to similar expenses of $738,126 in YTD June 30, 2021. This significant reduction was partially offset by increases in fund raising costs. For example, the legal, accounting, marketing, and advertising expenses, mostly related to fundraising, for the YTD June 30, 2022, were $233,459, up $196,265 compared to similar expenses of $37,194 in YTD June 30, 2021.

As a result, the net loss for YTD June 30, 2022, was $828,877, down $337,306, or 29%, from the net loss from operations of $1,166,183 for YTD June 30, 3021 due to the significant decline in personnel compensation, partly offset by higher fundraising expenses.

Cash Flow:

The cash position on June 30, 2022, was $214,297, down $234,817, from the cash position of $449,114 as of December 31, 2021. The net cash used by operating activities was $849,309 and the purchase of property plus payments for intangibles of $67,408, were partly offset by fund raising of $681,900 resulted in the net reduction of cash of $234,817.

Balance Sheet:

The cash position on June 30, 2022, was $214, 297, down $97,083, from cash position on June 30, 2021, of $311,379. In comparison to June 30, 2021, the 2022 balance sheet showed increases in prepaid expenses, non-current assets, and accrued payroll. The primary change was the conversion of the SAFE notes to preferred stock. This conversion had the impact on the June 30, 2022 balance sheet, compared to the June 30, 2021 balance sheet, of reducing the SAFE liabilities of $3.57 million while increasing the Paid in Capital by $9.46 million and increasing the accumulated deficit by $6.04 million.

EXHIBITS

Exhibit Index

Exhibit 2A: Certificate of Incorporation and Other Corporate Documents

Exhibit 2B: Bylaws

Exhibit 3: Instruments defining the Rights of Security Holders (Voting Agreement, ROFR and Co-Sale Agreements)

Exhibit 4: Subscription Agreement

Exhibit 8: Escrow Agreement

Exhibit 11: Accountant’s Consent

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Meridian, ID on September 27, 2022

ISSUER COMPANY LEGAL NAME AND ADDRESS:

Facible BioDiagnostics, Inc.

366 SW 5th Ave, Ste. 104

Meridian, ID 83642

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

s/Dr. Steven Burden, Ph.D.

Chairman of the Board of Directors, CEO, President of Facible BioDiagnostics, Inc.

(Date): September 27, 2022

Location Signed: Incline Village, NV

s/Matthew Hawkins

Director, of Facible BioDiagnostics, Inc.

(Date): September 27, 2022

Location Signed: Meridian, ID

s/Casi Wyatt

Director, of Facible BioDiagnostics, Inc.

(Date): September 27, 2022

Location Signed: Meridian, ID

s/Eric Hayden

Director, of Facible BioDiagnostics, Inc.

(Date): September 27, 2022

Location Signed: Meridian, ID